Exhibit 99.1

Volvo - Six Months Ended June 30, 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--July 21, 2006—Volvo (NASDAQ:VOLV)(STO:VOLVA)(STO:VOLVB) - six months ended June 30, 2006

-- Net sales increased by 7% to SEK 65,472 M (61,119) in the second quarter

-- Income for the period increased by 19% to SEK 4,680 M (3,931) the second quarter

-- Basic earnings per share rose to SEK 11.53 (9.68) during the second quarter

-- Operating income rose 22% to SEK 6,539 M (5,351) during the second quarter

-- Operating margin rose to 10.0% (8.8) the second quarter, the highest ever

-- Operating cash flow, excluding Financial Services, doubled in the second quarter and amounted to SEK 6.0 billion (3.0)

-- Renewed and widened range of distribution trucks in Europe

	Second quarter		First six months
	2006	2005	2006	2005

Net sales, SEK M	65,472	61,119	125,644	113,372

Operating income, SEK M	6,539	5,351	11,969	9,887

Income after financial items, SEK M	6,457	5,254	11,929	9,857

Income for the period, SEK M	4,680	3,931	8,678	7,179

Basic earnings per share, SEK	11.53	9.68	21.37	17.60

Return on shareholders' equity during most recent 12 months period, %			18.6	16.8

As of January 1, 2005 AB Volvo complies with International Financial Reporting Standards (IFRS), previously known as IAS, as adopted by the European Union. In the comments on earnings on pages 1-20 however, Volvo Financial Services is reported in accordance with the equity method. Financial information with Volvo Financial Services reported in accordance with the purchase method as it is stipulated by IFRS begins on page 21.

Aktiebolaget Volvo (publ) 556012-5790
Investor Relations, VHQ
SE-405 08 Goteborg, Sweden
Tel +46 31 66 00 00 Fax +46 31 53 72 96
www.volvo.com
This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: Volvo
Investor Relations:
Christer Johansson, +46 31 66 13 34
or
Joakim Wahlstrom, +46 31 66 11 91
or
John Hartwell, +1 212 418 7432
or
Noah Weiss, +1 212 418 7431